First Quarter Report

Management Discussion and Analysis

(expressed in United States dollars)

Three Months ended March 31, 2016

CANARC RESOURCE CORP.

(the “Company”)

First Quarter Report

Management’s Discussion and Analysis

For the Three Months ended March 31, 2016

(expressed in United States dollars)

CAUTION – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, if any, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. The Company expressly disclaims any obligation to update any forward-looking statements, other than as may be specifically required by applicable securities laws and regulations.

1.0	Preliminary Information

The following Management’s Discussion and Analysis (“MD&A”) of Canarc Resource Corp. (the “Company”) should be read in conjunction with the accompanying unaudited condensed consolidated interim financial statements for the three months ended March 31, 2016, audited consolidated statement of financial position as at December 31, 2015 and 2014 and the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the years ended December 31, 2015, 2014 and 2013, and a summary of significant accounting policies and other explanatory information, all of which are available at the SEDAR website at www.sedar.com.

Financial information in this MD&A is prepared in accordance with International Accounting Standards 34 Interim Financial Reporting (“IAS 34”) based upon the principles of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and all dollar amounts are expressed in United States dollars unless otherwise indicated.

All information contained in the MD&A is as of May 12, 2016 unless otherwise indicated.

1.1	Background

The Company was incorporated under the laws of British Columbia, and is engaged in the acquisition, exploration, development and exploitation of precious metal properties.

As the Company is focused on its mineral exploration activities, there is no mineral production, sales or inventory in the conventional sense. The recoverability of amounts capitalized for mineral property interests is dependent upon the existence of reserves in its mineral property interests, the ability of the Company to arrange appropriate financing and receive necessary permitting for the exploration and development of its property interests, confirmation of the Company’s interest in certain properties, and upon future profitable production or proceeds from the disposition thereof. Such exploration and development activities normally take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty at this time. Many of the key factors are outside of the Company’s control. As the carrying value and amortization of mineral property interests and capital assets are, in part, related to the Company’s mineral reserves and resources, if any, the estimation of such reserves and resources is significant to the Company’s financial position and results of operations.

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2016

(expressed in United States dollars)

1.2	Overall Performance

The Company currently owns a direct interest in the precious metal property, known as the New Polaris property (British Columbia), the Windfall Hills properties (British Columbia), and the El Compas property (Mexico).

Share Purchase Agreement with Marlin Gold Mining Ltd.

In July 2015, the Company and Marlin Gold Mining Ltd. (“Marlin”) entered into a letter of intent which resulted in a share purchase agreement on October 8, 2015 (“Share Purchase Agreement”), whereby the Company acquired 100% of the shares of Marlin’s wholly owned subsidiary, Oro Silver Resources Ltd. (“Oro Silver”), which owns 100% of the El Compas gold-silver project located in Zacatecas, Mexico, in exchange for 19 million common shares of the Company, which closed on October 30, 2015. The terms of the agreement include the following:

-	On each of the first three anniversaries of the closing date of the agreement, 55 troy ounces of gold (or the US dollar equivalent) will be paid by the Company to Marlin or to any of its subsidiaries;

-	Certain mineral concessions named Altiplano include a 3% NSR royalty and a buy back option. Marlin retains the Altiplano royalty and buy back option, and will receive a 1.5% NSR on all non-Altiplano claims that currently have no royalties associated with them;

-	Marlin invested CAD$100,000 in the Company’s private placement for 1.67 million units at CAD$0.06 per unit with each unit comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.08 per share until October 30, 2018; and

-	Marlin nominated one person, namely, Mr. Akiba Leisman, to the Company’s Board of Directors.

The closing of the Share Purchase Agreement resulted in Marlin becoming an Insider of the Company, at that time, by virtue of having a 10.79% interest in the Company as at the closing date of October 30, 2015.

The El Compas property is a fully permitted gold silver project located in Zacatecas, Mexico, and is comprised of 24 concessions totaling 3,900 hectares. The project is supported by a lease agreement with the Zacatecas state government for the nearby La Plata processing facility, which is fully permitted as a flotation based operation including a permitted tailings management facility and with a capacity of 500 tpd.

In October 2015, the Company commissioned Mining Plus Canada Consulting Ltd. (“Mining Plus”) to complete a NI 43-101 resource report and preliminary economic assessment for the El Compas project to determine the project’s potential viability which was completed in January 2016. Their technical report entitled “NI 43-101 Technical Report for the El Compas Project” (the “El Compas Technical Report”) was authored by J Collins PGeo, N Schunke PEng, S Butler PGeo, L Bascome MAIG and F Wright PEng, who are independent Qualified Person as defined by NI 43-101, dated January 19, 2016, and was prepared in compliance with NI 43-101, to the best of the Company’s knowledge. The El Compas Technical Report is available at www.sedar.com.

The mineral resource estimate by Mining Plus for the El Compas property is as follows:

Mineral Resource Estimate for the El Compas Deposit January 14, 2016
Vein	Cut off Au g/t	Tonnes	Au g/t	Ag g/t	Au Oz	Ag Oz
		Indicated
El Compas	2.0	507,000	6.7	66.7	110,000	1,087,000
El Orito	2.0	45,000	4.3	60.5	6,000	88,000
Total		552,000	6.5	66.2	116,000	1,175,000
		Inferred
El Compas	2.0	129,000	3.4	58.0	14,000	240,000
El Orito	2.0	292,000	4.5	60.8	42,000	571,000
Total		421,000	4.2	59.9	57,000	812,000

Canarc Resource Corp.	Page 2

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2016

(expressed in United States dollars)

CIM Definition Standards were followed for the mineral resource estimates. Mineral resources are estimated using Vulcan software, and have been reported at a 2.0 g/t Au cut-off grade. For the purpose of resource estimation, assays were capped at 75.0 g/t for Au and 700.0 g/t for Ag. A bulk density of 2.6 tonnes/m3 has been applied for volume to tonnes conversion. Resource categories have been applied to the estimation on the basis of drill-hole density, number of available composites, estimation pass and confidence in the estimation. A small amount of the resource has been mined at the top of the El Compas vein and this material has been removed from the resource.

The preliminary economic assessment calculates a base case after-tax net present value of $32.87 million using a discount rate of 5% and an after-tax internal rate of return of 84%. The total life of mine capital cost of the project is estimated to total $11.53 million. The payback period for the pre-steady state up-front capital and life-of-mine capital is estimated at 1.75 years (7 quarterly periods) and 2.75 years (11 quarterly periods) respectively. Cash operating costs of $522.8/oz AuEq and all-in costs of $614.3/oz AuEq have been estimated. Operating costs for life of mine total $65.82 million, equating to an operating cost of $60.0 per tonne milled.

Project highlights and key parameters and potential economic outcomes from the mining and processing plan considered are as follows:

PEA Highlights Base Case of $1,100/Oz Gold, $14/Oz Silver	Unit	Value
Net Present Value (After Tax 5% Discount Rate)	US$M	32.9
Internal Rate of Return	IRR	84%
Mill Feed	Tonnes (t)	1,097,297
Mining Production rate	t/year	164,250
LOM Project Operating Period	Years	7.25
Total Capital Costs	US$M	11.5
Net After-Tax Cashflow	US$M	40.3
LOM Gold Production (Payable)	Oz	114,624
LOM Silver Production (Payable)	Oz	885,912
Total Operating Unit Costs	US$/t	60.0
Total Operating Unit Costs	US$/Oz AuEq	522.8
All-in Unit Costs	US$/Oz AuEq	614.3

Canarc Resource Corp.	Page 3

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2016

(expressed in United States dollars)

Gold equivalency has been calculated based on a gold price of $1,100/oz and a silver price of $14/oz, metallurgical recoveries of 83.3% for gold and 55.3% for silver. The estimates for gold and silver recoveries are based on flotation and leaching tests conducted at Research Development Inc.’s laboratory, which is located in Colorado, USA, and supervised by Tetra Tech, Inc. personnel. Tonnages are quoted as metric tonnes (t). Deferred tax credits of $9.86 million have been incorporated into tax payable estimation with total credits amortised over life of mine (maximum tax pool offset of 15% credit inclusion per annum).

The El Compas project net present value is most sensitive to commodity price variance in comparison to variances in mine operating cost, capital cost or discount rate. Project net present value exhibits similar sensitivity to capital costs and discount rate. The following table shows the sensitivity of project metrics to commodity price variations.

Sensitivity Analysis
Gold price US$/Oz	$900	$1,000	$1,100	$1,200	$1,300
Pre-Tax NPV 5% US$M	$ 27.61	$ 37.97	$ 48.32	$ 58.68	$ 69.04
After-Tax NPV 5% US$M	$ 19.28	$ 26.18	$ 32.87	$ 39.46	$ 45.99
Pre-Tax IRR	67%	85%	102%	118%	132%
After-Tax IRR	57%	71%	84%	97%	108%

This El Compas project assessment includes inferred resources in the economic analyses. Inferred resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorised as mineral reserves.

In January 2016, the Company signed a definitive agreement with the Zacatecas state government to lease and operate the permitted 500 tonne per day La Plata ore processing plant located in the city of Zacatecas, Mexico. Highlights of the lease agreement include the following:

  Lease term is 5 years with the right to extend for another 5 years;
  The Company assumed responsibility for the plant as of January 29, 2016;
  Plant will be exclusively operated by the Company’s Mexican subsidiary, Minera Oro Silver;
  The Company will pay a monthly lease payment of MXP 136,000;
  Grace period of 6 months to allow time for plant refurbishing;
  Power and water are available for plant operations;
  Plant capacity is 500 tonnes per day with possibility to expand;
  Permitted tailings facilities has a current capacity for approximately 1 million tonnes;
  Certain plant refurbishment costs will be reimbursed to the Company by lease payment offsets; and
  The Company will reserve up to 100 tonnes per day for toll mining of ore produced by local small miners.

In March 2016, the Company entered into an indicative term sheet for up to $10 million in debt financing by way of a gold prepaid facility to develop the El Compas gold-silver project subject to a 60 day due diligence period which did not advance due to the subsequent sale of the project, subject to regulatory approvals.

In May 2016, the Company entered into a definitive agreement with Endeavour Silver Corp., a company sharing one common director, (“Endeavour”) pursuant to which the Company will sell to Endeavour 100% of the shares of the Company’s wholly-owned subsidiary, Oro Silver, which indirectly holds a 100% interest in the El Compas project in Zacatecas, Mexico, in consideration for 2,147,239 free-trading common shares of Endeavour, with an aggregate deemed value of CAD$10.5 million (the “Sale Transaction”). The Endeavour shares will be issued at a deemed price of CAD$4.89 per share, equal to the volume-weighted average trading price on the TSX for the 10 trading-day period immediately prior to May 6, 2016. As additional consideration, Endeavour will assume the Company’s obligation to deliver an aggregate of 165 troy ounces of gold (or the US Dollar equivalent) to Marlin Gold in three equal payments of 55 troy ounces which are due in October 2016, 2017 and 2018. The foregoing gold delivery obligation was incurred by the Company in connection with its acquisition of El Compas from Marlin Gold. Closing of the Sale Transaction will take place following receipt of all necessary regulatory approvals and other customary closing conditions, no later than June 30, 2016.

Canarc Resource Corp.	Page 4

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2016

(expressed in United States dollars)

New Polaris property (British Columbia, Canada)

The Company owns a 100% interest in the New Polaris property, located in the Atlin Mining Division, British Columbia, which is subject to a 15% net profit interest and may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd.

On February 24, 2015, the Company entered into a Pre-Development and Earn-In Binding Agreement with PanTerra Gold (British Columbia) Limited, a wholly-owned subsidiary of PanTerra Gold Limited, (“PanTerra”). PanTerra had a 30-month option to earn a 50% interest in the New Polaris project by spending a total of CAD$10 million in three stages of predevelopment activities including metallurgical test work, drilling, detailed mine planning, tailings dam design, environmental permitting, and completion of a definitive feasibility study. In Stage One, PanTerra was to spend CAD$500,000 for laboratory production of flotation concentrate followed by test work through the Glencore Technology Albion pilot plant, and for comprehensive technical and economic review and commencement of environmental baseline data collection required for permitting. In Stage Two, PanTerra could earn a 20% interest in the New Polaris project by spending CAD$3.5 million in predevelopment expenditures which would include 10,000 m drilling program and engineering and completion of field data required for environmental permitting. In Stage Three, PanTerra could earn an additional 30% interest in the project for a total interest of 50% by spending CAD$6 million in predevelopment expenditures which would primarily focus on the completion of a definitive feasibility study and would include further 10,000 m of infill drilling, additional metallurgical test work, and preliminary engineering. PanTerra could increase its interest in the New Polaris project to 51% by purchasing 1% from the Company within six months of completion of the definitive feasibility study at a cost of 1% of the net present value established by the definitive feasibility study using a 10% discount rate.

The Albion process is a technology for recovering gold from refractory sulfide ores owned by Glencore Plc and used commercially under license by PanTerra.

The Company received CAD$500,000 in fiscal 2015 of which funds of US$73,000 remain for Stage One expenditures as at March 31, 2016.

In April 2015, 59 kg of gold concentrate were produced by an independent metallurgical lab from 500 kg of New Polaris project’s prior drill core, which has been shipped to Glencore’s test lab in Australia, for metallurgical testing of the Albion process. In July 2015, the Albion testing had entered into the second and final phase aimed at further optimizing test conditions for improving gold recoveries. The Company had initiated collection of environmental baseline data required for environmental permitting, and had also submitted notice of work for an in-fill drilling program.

In August 2015, PanTerra had informed the Company that it will not be able to commit to further expenditures to commence Stage Two exploration and permitting work on the Company’s New Polaris project until PanTerra receives the approval from the Dominican Republic government for importing New Polaris gold concentrate into the country for processing. The Company does not agree with their position.

The Company and PanTerra continue to be in communication regarding this matter, and an extension or a resolution have not yet been negotiated.

The Company continues with its efforts to advance the New Polaris project.

Canarc Resource Corp.	Page 5

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2016

(expressed in United States dollars)

In 2007, the Company retained Moose Mountain Technical Services (“Moose Mountain”) and Giroux Consultants Limited to update resource estimates for the New Polaris gold project. Their technical report entitled “Resource Potential, New Polaris Project” (the “New Polaris Resource Report”) was authored by R.J. Morris, MSc, PGeo, and G.H. Giroux, MASc, PEng, respectively, who are independent Qualified Person as defined by NI 43-101, dated March 14, 2007, and was prepared in compliance with NI 43-101, to the best of the Company’s knowledge. The New Polaris Resource Report is available at www.sedar.com.

Based upon the New Polaris Resource Report, measured and indicated undiluted resources range from 570,000 to 457,000 oz of gold contained in 1,670,000 to 1,009,000 tonnes (1,840,861 to 1,112,233 tons) of mineralized vein material grading 10.6 to 14.1 grams per tonne (0.31 to 0.41 oz per ton) using a range of cutoff grades from 2 to 8 gpt (0.06 to 0.23 opt). Greater than 95% of the measured and indicated resources are located within the C vein system where infill drilling programs were conducted.

Inferred undiluted resources range from 697,000 to 571,000 oz of gold contained in 2,060,000 to 1,340,000 tonnes (2,270,763 to 1,477,098 tons) of mineralized vein material grading 10.5 to 13.3 grams per tonne (0.31 to 0.39 oz per ton) using a range of cutoff grades from 2 to 8 gpt (0.06 to 0.23 opt). Approximately 75% of the inferred resources are also located within the C vein system, with the remainder attributable to the Y19 and Y20 veins.

MEASURED UNDILUTED RESOURCE

Cutoff Grade		Mineralized Tonnage		Average Grade		Contained Gold
(g/tonne)	(oz/ton)*	(tonnes)	(tons)	(g/tonne)	(oz/ton)	Au (oz)

2	0.058	390,000	429,902	9.48	0.277	119,000
4	0.117	330,000	363,763	10.62	0.310	113,000
6	0.175	271,000	298,727	11.89	0.347	104,000
8	0.233	203,000	223,769	13.54	0.395	88,000

INDICATED UNDILUTED RESOURCE

Cutoff Grade		Mineralized Tonnage		Average Grade		Contained Gold
(g/tonne)	(oz/ton)*	(tonnes)	(tons)	(g/tonne)	(oz/ton)	Au (oz)

2	0.058	1,280,000	1,410,960	10.97	0.320	451,000
4	0.117	1,180,000	1,300,728	11.65	0.340	442,000
6	0.175	1,017,000	1,121,052	12.71	0.371	416,000
8	0.233	806,000	888,464	14.22	0.415	368,000

MEASURED PLUS INDICATED UNDILUTED RESOURCE

Cutoff Grade		Mineralized Tonnage		Average Grade		Contained Gold
(g/tonne)	(oz/ton)*	(tonnes)	(tons)	(g/tonne)	(oz/ton)	Au (oz)

2	0.058	1,670,000	1,840,861	10.62	0.310	570,000
4	0.117	1,510,000	1,664,491	11.42	0.333	555,000
6	0.175	1,288,000	1,419,778	12.54	0.366	519,000
8	0.233	1,009,000	1,112,233	14.08	0.411	457,000

Canarc Resource Corp.	Page 6

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2016

(expressed in United States dollars)

INFERRED UNDILUTED RESOURCE

Cutoff Grade		Mineralized Tonnage		Average Grade		Contained Gold
(g/tonne)	(oz/ton)*	(tonnes)	(tons)	(g/tonne)	(oz/ton)	Au (oz)

2	0.058	2,060,000	2,270,763	10.5	0.307	697,000
4	0.117	1,925,000	2,121,951	11.0	0.322	683,000
6	0.175	1,628,000	1,794,564	12.2	0.354	636,000
8	0.233	1,340,000	1,477,098	13.3	0.387	571,000

* ton equals short dry ton

The resource estimate uses ordinary kriging of 192 recent drill holes and 1,432 gold assay intervals constrained within 4 main vein segments as modelled in three dimensions by the Company’s geologists. The total New Polaris database consisted of 1,056 diamond drill holes with a total of 31,514 sample intervals. For this study, the classification for each resource block was a function of the semivariogram range. In general, blocks estimated using ¼ of the semivariogram range were classed as measured, blocks estimated using ½ the semivariogram range were classed as indicated and all other blocks estimated using the full semivariogram range were classed as inferred. A review of gold grade distribution outlined 6 overlapping lognormal gold populations within the resource database. On this basis, a total of 10 gold assays were capped at 63 g/t.

In April 2011, the Company completed an updated NI 43-101 preliminary economic assessment report by Moose Mountain for the New Polaris gold project (the “New Polaris Preliminary Economic Report”). The New Polaris Preliminary Economic Report is available at www.sedar.com.

The preliminary economic assessment is based upon building and operating a 600 tonne per day gold mine, averaging 72,000 ounces gold per year. The parameters in the base case economic model includes a gold price of US$1,200 per oz, CAD$/US$ foreign exchange rate of 1.00, cash costs of US$481 per oz, and a cut-off grade 7 grams per tonne. The New Polaris Preliminary Economic Report for the New Polaris project results in an after-tax net present value of CAD$129.8 million using a discount rate of 5%, an after-tax internal rate of return of 31.4%, and a pay-back period of 2.5 years. Given its conceptual nature, there is no certainty that the preliminary economic assessment will be realized.

The base case mine model in the New Polaris Preliminary Economic Report is summarized below (stated in Canadian dollars):

Scheduled Resources	1,056,000 tonnes measured and indicated grading 11.7 gpt Au (after dilution) and 1,132,000 tonnes inferred grading 10.8 gpt Au (after dilution) and a 7 gpt cutoff
Production Rate	600 tonnes per day
Grade	11.3 grams per tonne (diluted 13%)
Recoveries	91% gold into concentrate
Average Output	72,000 oz gold per year
Mine life	10 years

The base case financial parameters are (in Canadian dollars):
Gold Price	US$ 1200 per oz
Exchange Rate	US$ 1.00 = CA$ 1.00
Capital Cost	$101.1 million
Cash Cost	US$ 481 per oz (excluding offsites)

	Pre-Tax	After-Tax

Canarc Resource Corp.	Page 7

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2016

(expressed in United States dollars)

Cash Flow (LoM)	$280.8 million	$188.1 million
Net Present Value (NPV)
NPV (5%)	$197.2 million	$129.8 million
NPV (8%)	$160.0 million	$103.7 million
NPV (10%)	$139.3 million	$ 89.0 million

	Pre-Tax	After Tax
Internal Rate of Return	38.1%	31.4%
Payback Period	2.41 years	2.51 years

The net present values are life of mine net cash flows shown at various discount rates. The internal rates of return assume 100% equity financing. Cash costs include all site-related costs to produce a gold-sulphide concentrate but offsite costs for concentrate transportation and processing were treated as deductions against sales. The preferred processing alternative entails reducing the ore to a bulk gold-sulphide concentrate and shipping the concentrate to existing autoclave facilities in Nevada for the production of dore gold bars.

The project economics are most sensitive to variations in the gold price and least sensitive to changes in capital and operating costs, as shown by the following sensitivity analysis:

New Polaris AFTER TAX CASH FLOW SENSITIVITY ANALYSIS
Description of Sensitivity	Cash Flow	NPV @ 5%	NPV @ 8%
	CAD$ (000)s	CAD$ (000)s	CAD$ (000)s

Gold US$1,000/oz -17%	$104,287	$63,920	$45,788
Gold US$1,100/oz -8%	$146,197	$96,981	$74,907
Base Case US$1,200/oz	$188,107	$129,819	$103,707
Gold US$1,300/oz +8%	$230,017	$162,657	$132,507
Gold US$1,400/oz +17%	$271,927	$195,347	$161,090

Grade -10%	$137,815	$90,403	$69,132
Grade -5%	$162,961	$110,116	$86,427
Base Case Grade 11.25 gpt	$188,107	$129,819	$103,707
Grade +5%	$213,253	$149,522	$120,987
Grade +10%	$238,399	$169,225	$138,267

Capital Cost -10%	$193,775	$135,816	$109,850
Capital Cost -5%	$190,941	$132,817	$106,778
Base Case $101M Capital	$188,107	$129,819	$103,707
Capital Cost +5%	$185,273	$126,821	$100,635
Capital Cost +10%	$182,440	$123,822	$97,564

Operating Cost -10%	$208,383	$145,818	$117,799
Operating Cost -5%	$198,245	$137,819	$110,753
Base Case	$188,107	$129,819	$103,707
Operating Cost +5%	$177,969	$121,819	$96,661
Operating Cost +10%	$167,831	$113,820	$89,614

Exchange rate $0.90 -10%	$238,750	$169,523	$138,540
Exchange rate $0.95 -5%	$212,104	$148,633	$120,213
Base Case $1.00	$188,107	$129,819	$103,707
Exchange rate $1.05 +5%	$166,384	$112,788	$88,765
Exchange rate $1.10 +10%	$146,625	$97,297	$75,174

Canarc Resource Corp.	Page 8

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2016

(expressed in United States dollars)

This preliminary economic assessment is based on resources, not reserves, and a portion of the modeled resources in the mine plan are in the inferred resource category. Given the inherent uncertainties of resources, especially inferred resources compared to reserves, the New Polaris gold project cannot yet be considered to have proven economic viability. However, the mine plan only takes into account approximately 80 % of the total estimated resources at a 7 gpt cut-off grade.

The Qualified Person (“QP”) pursuant to NI 43-101 for the updated preliminary economic assessment report is Jim Gray, P. Eng.

Windfall Hills property (British Columbia, Canada)

In April 2013, the Company entered into two property purchase agreements to acquire 100% interests in two adjacent gold properties located in British Columbia. The Company entered into a property purchase agreement with Atna Resources Ltd. (“Atna”) whereby the Company acquired a 100% undivided interest in the Uduk Lake properties by the issuance of 1,500,000 common shares at a fair value of CAD$0.10 per share, honouring a pre-existing 1.5% NSR production royalty that can be purchased for CAD$1 million, and granting Atna a 3% NSR production royalty. The Company entered into a property purchase agreement whereby the Company acquired a 100% undivided interest in the Dunn properties by the issuance of 500,000 common shares at a fair value of CAD$0.10 per share and granting the vendor a 2% NSR royalty which can be reduced to 1% NSR royalty for $500,000.

The Company completed a Phase 1 exploration program on its Windfall Hills project which included detailed soil and rock geochemical sampling over known target areas in 2011. A total of 340 geochemical soil samples were collected on a 100 meter by 25 meter grid over the main 2.8 sq. km. prospect area. Two anomalies were delineated on the basis of multi-element geochemistry.

In June 2014, the Company received government permit for the drilling program which was mobilized in July 2014 and was financed by a flow-through financing of CAD$400,000 which closed in July 2014. Funds of CAD$386,000 were expended for flow-through purposes. In 2014, the Company completed 3 holes and 1,149 metres of drilling that intersected an alteration zone anomalous in gold-silver. The Company shall evaluate the possibility of additional geochemical and geophysical surveys in order to better target the mineralized zone, subject to financing.

Other Matters

In March 2016, the Company closed a private placement in two tranches totalling 22.7 million units at a price of CAD$0.09 per unit for gross proceeds of CAD$2.04 million with each unit comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.12 per share for a period of three years. On March 3, 2016, the Company closed the first tranche for 17.7 million units for gross proceeds of CAD$1.59 million. On March 14, 2016, the Company closed the second tranche for 5 million units for gross proceeds of CAD$449,500 with a finder’s fee of 311,111 units issued with the same terms as the units in the private placement.

Canarc Resource Corp.	Page 9

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2016

(expressed in United States dollars)

1.3	Selected Annual Information

The consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

Years ended December 31,
(in $000s except per share amounts)	2015	2014	2013

Total revenues	$ -	$ -	$ -

Loss before discontinued operations and extraordinary items:
(i) Total	$ (932)	$ (1,831)	$ (1,377)
(ii) Basic per share	$ (0.01)	$ (0.01)	$ (0.01)
(iii) Fully diluted per share	$ (0.01)	$ (0.01)	$ (0.01)

Net loss:
(i) Total	$ (932)	$ (1,831)	$ (1,377)
(ii) Basic per share	$ (0.01)	$ (0.01)	$ (0.01)
(iii) Fully diluted per share	$ (0.01)	$ (0.01)	$ (0.01)

Total assets	$ 11,941	$ 12,564	$ 12,488
Total long-term liabilities	$ 117	$ -	$ -
Dividends per share	$ -	$ -	$ -

1.4	Results of Operations

First Quarter of Fiscal 2016 – Three months ended March 31, 2016 compared with March 31, 2015

The Company incurred a net loss of $290,000 for the three months ended March 31, 2016 which is higher than the net loss of $208,000 for same period in fiscal 2015, with commensurately higher operating expenses in the current period. Net losses were impacted by different functional expense items.

The Company has no sources of operating revenues. Operating losses continue to be incurred for ongoing activities of the Company in acquiring, developing and advancing the El Compas project, seeking an appropriate joint venture partner to advance the New Polaris property, and pursuing mineral projects of merit.

Amortization was from the equipment which were acquired in the El Compas project in October 2015.

Corporate development expenses were lower in the current period than in the prior comparative period. Negligible efforts were expended on corporate development as the primary focus was the advancement of the El Compas project which was acquired in October 2015 and the eventual due diligence of the project by Endeavour, leading to the eventual sale of the project in May 2016. In the first and second quarters of fiscal 2015, efforts were focused on the viability of the Albion process for the Company’s New Polaris project. Then in the remaining quarters of fiscal 2015, the Company focused its due diligence on the El Compas project in Mexico which culminated in the Share Purchase Agreement with Marlin in October 2015.

Remuneration for employees was higher in the current period relative to the prior period. Employee remuneration directly related to mineral exploration projects was allocated to those specific projects rather than to operations, in which the Company was active in advancing the El Compas project resulting in a NI 43-101 technical report which provided a resource estimate along with a preliminary economic assessment and in seeking financing to develop the mine and to refurbish the mill/plant. The acquisition of the El Compas project in October 2015 resulted in additional support needed by Mexican staff and personnel thereby increasing employee remuneration. Also a senior officer’s remuneration was increased in the fourth quarter of 2015 which continued into the first quarter of 2016. In the fourth quarter of 2015, the Company accrued a severance settlement with a former senior officer and a bonus payable to another senior officer, both of which were paid in 2016. In the first half of fiscal 2015, the Company had active exploration programs for its New Polaris project in terms of assessing the Albion process, arranging concentrates from prior drill core samples and initiating environmental baseline data collection for environmental permitting, and such expenses were also allocated to property investigation and project generation efforts as warranted. In the latter half of 2015, the Company focused on its due diligence on the El Compas project including its mineral resource estimate and economic assessment.

Canarc Resource Corp.	Page 10

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2016

(expressed in United States dollars)

General and administrative expenses were higher in the first quarter of 2016 than for same quarter in 2015. Mexican facilities are needed to advance the El Compas project and to provide corporate, systems and jurisdictional support thereto. Legal fees were higher to provide guidance and review with regulatory filings and corporate finance activities.

The Company initiated new shareholder communications and marketing programs in the first quarter of 2016 as the Company advanced the El Compas project. The Company had completed a new resource estimate and preliminary economic assessment of the El Compas project, signed a lease agreement for the La Plata processing plant with the Zacatecas government, closed a private placement for CAD$2 million, and entered into an indicative term sheet with a resource fund for debt financing of up to $10 million as a gold prepaid facility in 2016. In the fourth quarter of fiscal 2015, shareholder communications and marketing programs were initiated to create market awareness of the Company’s due diligence and subsequent acquisition of the El Compas project.

Share-based payments were higher in the current period. At the beginning of fiscal 2016, the Company had 6 million stock options which were subject to vesting provisions as opposed to 4.9 million stock options at the beginning of fiscal 2015, thereby contributing to higher expense. In December 2015, the Company granted 5,950,000 stock options to directors, officers and employees with an exercise price of CAD$0.06 and an expiry date of December 8, 2020, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter, which would result in a higher expense in the first quarter of 2016.

The loss from derivative liability is attributable to the fluctuation in the spot prices for gold for the 55 gold ounces per year which are payable by the Company to Marlin over 3 years for the acquisition of the El Compas project for total of 165 payable gold ounces (or in U.S. dollar equivalents). The gold price per troy ounce increased during the quarter from $1,062 to $1,237, thereby increasing the Company’s derivative liability to Marlin Gold resulting in the loss recognition.

Foreign exchange gain or loss reflects the transactional impact in the foreign exchange fluctuations of the US$ relative to the CAD$ and Mexican peso and translation effects of the Mexican pesos, as the Company’s functional currency is the CAD$ and its reporting or presentation currency is the US$.

As at March 31, 2016, the Company has mineral property interests which are comprised of the following:

Canarc Resource Corp.	Page 11

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2016

(expressed in United States dollars)

	British Columbia (Canada)		Mexico
($000s)	New Polaris	Windfall Hills	El Compas	Total

Acquisition Costs:

Balance, December 31, 2014	$ 3,876	$ 401	$ -	$ 4,277
Acquisition of subsidiary	-	-	1,120	1,120
Additions	-	3	-	3
Foreign currency translation adjustment	(25)	(65)	6	(84)
Balance, December 31, 2015	3,851	339	1,126	5,316
Additions	3	-	-	3
Foreign currency translation adjustment	10	23	242	275
Balance, March 31, 2016	$ 3,864	$ 362	$ 1,368	$ 5,594

Deferred Exploration Expenditures:

Balance, December 31, 2014	$ 7,090	$ 437	$ -	$ 7,527
Additions (recoveries), net of recoveries	23	(11)	183	195
Foreign currency translation adjustment	(1,557)	(70)	-	(1,627)
Balance, December 31, 2015	5,556	356	183	6,095
Additions, net of recoveries	71	-	275	346
Foreign currency translation adjustment	531	23	(151)	403
Balance, March 31, 2016	$ 6,158	$ 379	$ 307	$ 6,844

Mineral property interests:
Balance, December 31, 2015	$ 9,407	$ 695	$ 1,309	$ 11,411
Balance, March 31, 2016	10,022	741	1,675	12,438

1.5	Summary of Quarterly Results (Unaudited)

The following table provides selected financial information of the Company for each of the last eight quarters ended at the most recently completed quarter, March 31, 2016. All dollar amounts are expressed in U.S. dollars unless otherwise indicated.

Canarc Resource Corp.	Page 12

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2016

(expressed in United States dollars)

(in $000s except	2016	2015				2014
per share amounts)	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30

Total revenues	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

Loss before
discontinued operations and
extraordinary items:
(i) Total	$ (290)	$ (443)	$ (124)	$ (157)	$ (208)	$ (569)	$ (412)	$ (379)
(ii) Basic per share	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
(iii) Fully diluted
per share	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

Net loss:
(i) Total	$ (290)	$ (443)	$ (124)	$ (157)	$ (208)	$ (569)	$ (412)	$ (379)
(ii) Basic per share	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
(iii) Fully diluted
per share	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

Total assets	$ 13,879	$ 11,941	$ 11,282	$ 11,545	$ 11,478	$ 12,564	$ 13,471	$ 14,072
Total long-term liabilities	$ -	$ 117	$ -	$ -	$ -	$ -	$ -	$ -
Dividends per share	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

1.6	Liquidity

The Company is in the development stage and has not yet determined whether its mineral property interests contain reserves. The recoverability of amounts capitalized for mineral property interests is entirely dependent upon the existence of reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production. The Company knows of no trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity either materially increasing or decreasing at the present time or in the foreseeable future except as disclosed in this MD&A and in its regulatory filings. Material increases or decreases in the Company’s liquidity are substantially determined by the success or failure of the Company’s exploration and development programs and overall market conditions for smaller mineral exploration companies. Since its incorporation in 1987, the Company has endeavored to secure mineral property interests that in due course could be brought into production to provide the Company with cash flow which would be used to undertake work programs on other projects. To that end, the Company has expended its funds on mineral property interests that it believes have the potential to achieve cash flow within a reasonable time frame. As a result, the Company has incurred losses during each of its fiscal years since incorporation. This result is typical of smaller exploration companies and will continue unless positive cash flow is achieved.

The following table contains selected financial information of the Company’s liquidity:

	March 31,	December 31,
($000s)	2016	2015

Cash	$ 999	$ 354
Working capital (deficiency)	338	(574)

Canarc Resource Corp.	Page 13

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2016

(expressed in United States dollars)

Ongoing operating expenses continue to reduce the Company’s cash resources and working capital, as the Company has no sources of operating revenues.

In February 2015, the Company entered into a Pre-Development and Earn-In Binding Agreement with PanTerra in which PanTerra can earn a 50% interest in the New Polaris project by spending a total of CAD$10 million in three stages of predevelopment. In August 2015, PanTerra had informed the Company that it will not be able to commit to further expenditures to commence Stage Two exploration and permitting work on the Company’s New Polaris project until PanTerra receives the approval from the Dominican Republic government for importing New Polaris gold concentrate into the country for processing. As at March 31, 2016, funds of $73,000 remain for Stage One expenditures as specified pursuant to the agreement between the Company and PanTerra.

In March 2016, the Company closed a private placement in two tranches totalling 22.7 million units at a price of CAD$0.09 per unit for gross proceeds of CAD$2.04 million. Item 1.15.2 provides further details.

In March 2016, the Company entered into an indicative term sheet for up to $10 million in debt financing by way of a gold prepaid facility to develop the El Compas gold-silver project subject to a 60 day due diligence period which did not advance due to the sale of the project to Endeavour, subject to regulatory approvals.

In April 2016, warrants for 475,000 shares were exercised for proceeds of CAD$38,000.

In May 2016, the Company entered into a definitive agreement with Endeavour pursuant to which the Company will sell to Endeavour 100% of its shares of Oro Silver, which indirectly holds a 100% interest in the El Compas project in Zacatecas, Mexico, in consideration for 2,147,239 free-trading common shares of Endeavour, with an aggregate deemed value of CAD$10.5 million. Item 1.2 provides further details.

In the past, the Company has entered into a number of option agreements for mineral properties that involve payments in the form of cash and/or shares of the Company as well as minimum exploration expenditure requirements. Under Item 1.7, further details of contractual obligations are provided as at March 31, 2016. The Company will continue to rely upon equity financing as its principal source of financing its projects.

1.7	Capital Resources

At March 31, 2016, to maintain its interest and/or to fully exercise the options under various property agreements covering its property interests, the Company must incur exploration expenditures on the properties and/or make payments in the form of cash and/or shares to the optionors as follows:

	Number of	Number of
	Shares	Troy Ounces of Gold (1)

New Polaris:
Net profit interest reduction or buydown	150,000	-

El Compas:
October 30, 2016	-	55
October 30, 2017	-	55
October 30, 2018	-	55

	150,000	165

Canarc Resource Corp.	Page 14

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2016

(expressed in United States dollars)

(1) Payable in troy ounces of gold or the U.S. dollar equivalent.

These amounts may be reduced in the future as the Company determines which properties to continue to explore and which to abandon.

On February 24, 2015, the Company entered into a Pre-Development and Earn-In Binding Agreement with PanTerra. PanTerra had a 30-month option to earn up to a 51% interest in the New Polaris project. In August 2015, PanTerra had informed the Company that it will not be able to commit to further expenditures to commence Stage Two. Item 1.2 provides further details.

In January 2016, the Company signed a definitive agreement with the Zacatecas state government to lease and operate the La Plata ore processing plant located in the city of Zacatecas, Mexico. The lease term is for 5 years which is renewal for another 5 years. The monthly lease payment is MXP 136,000 with an initial grace period of 6 months to allow time for plant refurbishments. Item 1.2 provides further details.

The Company will continue to rely upon debt and equity financings as its principal sources of financing its projects and for working capital.

1.8	Off-Balance Sheet Arrangements

On May 31, 2005, the shareholders of the Company approved a shareholder rights plan (the “Plan”), that became effective on April 30, 2005. The Plan was intended to ensure that any entity seeking to acquire control of the Company makes an offer that represented fair value to all shareholders and provided the board of directors with sufficient time to assess and evaluate the offer, to permit competing bids to emerge, and, as appropriate, to explore and develop alternatives to maximize value for shareholders. Under the Plan, each shareholder at the time of the Plan’s adoption was issued one Right for each common share of the Company held. Each Right entitled the registered holder thereof, except for certain “Acquiring Persons” (as defined in the Plan), to purchase from treasury one common share at a 50% discount to the prevailing market price, subject to certain adjustments intended to prevent dilution. The Rights were exercisable after the occurrence of specified events set out in the Plan generally related to when a person, together with affiliated or associated persons, acquires, or makes a take-over bid to acquire, beneficial ownership of 20% or more of the outstanding common shares of the Company. The Rights expired on April 30, 2015.

At the discretion of the Board, certain stock option grants provide the option holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options that represent the share appreciation since granting the stock options.

1.9	Transactions with Related Parties

Key management includes directors (executive and non-executive) and senior management. The compensation paid or payable to key management is disclosed in the table below.

Except as disclosed elsewhere in the MD&A, the Company had the following general and administrative costs with related parties during the three months ended March 31, 2016 and 2015:

Canarc Resource Corp.	Page 15

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2016

(expressed in United States dollars)

			Net balance receivable (payable)
($000s)	Three months ended March 31,		March 31,	December 31,
	2016	2015	2016	2015

Key management compensation:
Executive salaries and remuneration (1)	$ 95	$ 90	$ 151	$ (190)
Severance	-	-	-	(130)
Directors fees	2	2	(2)	(3)
Share-based payments	46	35	-	-
	$ 143	$ 127	$ 149	$ (323)

Legal fees incurred to a law firm in which a senior officer of the Company is a partner (2)	$ -	$ 11	$ -	$ (145)

Net office, sundry, rent and salary allocations recovered from (charged by) company(ies) sharing certain common director(s) (3)	$ (11)	$ (10)	$ (53)	$ (102)

(1)	Includes key management compensation which is included in mineral property interests and corporate development.

(2)	Includes legal fees which are included in share issuance expenses and corporate development. The senior officer resigned in December 2015.

(3)	The companies include Aztec and Endeavour Silver Corp. which share certain common director(s).

Amounts which are incurred to related parties are in the normal course of business. The Company shares common office facilities, employee and administrative support, and office sundry amongst companies with certain common director(s), and such allocations to the Company are on a full cost recovery basis. Any balances due to related parties are payable on demand.

In May 2016, the Company and Endeavour entered into a Sale Transaction for the El Compas project. Item 1.2 provides further details.

1.10	First Quarter

Items 1.2, 1.4, 1.5, 1.6 and 1.7 provide further details for the first quarter of fiscal 2016.

1.11	Proposed Transactions

There are no proposed material asset or business acquisitions or dispositions, other than those in the ordinary course of business and other than those already disclosed in this MD&A, before the board of directors for consideration, and other than those already disclosed in its regulatory and public filings.

1.12	Critical Accounting Estimates and Judgements

Canarc Resource Corp.	Page 16

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2016

(expressed in United States dollars)

The preparation of financial statements in accordance with IFRS requires management to make estimates, assumptions and judgements that affect the application of accounting policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements along with the reported amounts of revenues and expenses during the period. Actual results may differ from these estimates and, as such, estimates and judgements and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of management estimates relate to determining the recoverability of promissory notes receivable, mineral property interests, receivables and long-term investments; the determination of accrued liabilities; accrued site remediation; amount of flow-through obligations and recognition of deferred income tax liability; derivative liability; the variables used in the determination of the fair value of stock options granted and finder’s fees warrants issued; recoverability of receivables and the long-term investments; and the recoverability of deferred tax assets. While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

The Company applies judgment in assessing the functional currency of each entity consolidated in the financial statements.

The Company applies judgment in assessing whether material uncertainties exist that would cast substantial doubt as to whether the Company could continue as a going concern.

Acquisition costs of mineral properties and exploration and development expenditures incurred thereto are capitalized and deferred. The costs related to a property from which there is production will be amortized using the unit-of-production method. Capitalized costs are written down to their estimated recoverable amount if the property is subsequently determined to be uneconomic. The amounts shown for mineral property interests represent costs incurred to date, less recoveries and write-downs, and do not reflect present or future values.

At the end of each reporting period, the Company assesses each of its mineral resource properties to determine whether any indication of impairment exists. Judgment is required in determining whether indicators of impairment exist, including factors such as: the period for which the Company has the right to explore; expected renewals of exploration rights; whether substantive expenditures on further exploration and evaluation of resource properties are budgeted or planned; and results of exploration and evaluation activities on the exploration and evaluation assets. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior periods. A reversal of an impairment loss is recognized immediately in profit or loss.

In the acquisition of Oro Silver in October 2015, judgement was required to determine if the acquisition represented a business combination or an asset purchase. More specifically, management concluded that Oro Silver did not represent a business as the assets acquired were not an integrated set of activities with inputs, processes and outputs. Since it was concluded that the acquisition represented the purchase of assets, there was no goodwill generated on the transaction and acquisition costs were capitalized to the assets purchased rather than expensed. The fair values of the net assets acquired were determined using estimates and judgements.

1.13	Changes in Accounting Policies including Initial Adoption

Canarc Resource Corp.	Page 17

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2016

(expressed in United States dollars)

The Company did not early adopt any recent pronouncements as disclosed in Note 2(f) of the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2016.

1.14	Financial Instruments and Other Instruments

The Company classifies its financial instruments as follows:

-	cash as financial assets at fair value through profit or loss (“FVTPL”),
-	marketable securities and long term investments as available-for-sale (“AFS”) financial assets,
-	receivables and promissory notes receivable as loans and receivables,
-	accounts payable and accrued liabilities and notes payable as other financial liabilities, and
-	derivative liability as financial liabilities at FVTPL.

Management of Financial Risk

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk, and market risk which includes foreign currency risk, interest rate risk and other price risk. The types of risk exposure and the way in which such exposure is managed are provided as follows.

The fair value hierarchy categorizes financial instruments measured at fair value at one of three levels according to the reliability of the inputs used to estimate fair values. The fair value of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 are valued using inputs other than quoted prices for which all significant inputs are based on observable market data. Level 3 valuations are based on inputs that are not based on observable market data.

The fair values of the Company’s receivables, accounts payable and accrued liabilities and notes payable approximate their carrying values due to the short terms to maturity. Cash is measured at fair values using Level 1 inputs. Disclosure is not made of the fair value of the long-term investments as the shares do not have a quoted market price in an active market. There is no separately quoted market value for the Company’s investment in the shares of Aztec, and the fair value cannot be reliably determined and is measured at cost, net of any write-downs. All gains and losses are included in operations in the period in which they arise. The derivative liability for the payable gold troy ounces fluctuates with the spot prices of gold and such fluctuations are recognized in profit or loss during the period.

(a)	Credit risk:

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

The Company's credit risk is primarily attributable to its liquid financial assets including cash. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash with high-credit quality Canadian financial institutions.

Management has reviewed the items comprising the accounts receivable balance which include amounts receivable from certain related parties and goods and services tax refunds due from the government, and determined that all accounts are collectible; accordingly there has been no allowance for doubtful accounts recorded.

(b)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

Canarc Resource Corp.	Page 18

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2016

(expressed in United States dollars)

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and its ability to raise debt and equity financings. As at March 31, 2016, the Company had a working capital of $338,000 (December 31, 2015 – working capital deficiency of $574,000). The Company will require additional funding to meet its short-term liabilities and administrative overhead costs, and to maintain and/or advance its mineral property interests in 2016.

Accounts payable and accrued liabilities are due in less than 90 days, and the notes payable, if any, are due on demand.

(c)	Market risk:

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk and other price risk.

(i)	Foreign currency risk:

The Company’s mineral property interests and operations are in Canada and Mexico. A certain portion of its operating expenses are incurred in Canadian dollars and Mexican pesos. Fluctuations in the Canadian dollars would affect the Company’s condensed consolidated interim statements of comprehensive loss as its functional currency is the Canadian dollar, and fluctuations in the U.S. dollars would impact its cumulative translation adjustment as its condensed consolidated interim financial statements are presented in U.S. dollars.

The Company is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

	Stated in U.S. Dollars
($000s)	Held in		Total
	Canadian Dollars	Mexican Pesos

Cash	$ 666	$ 1	$ 667
Accounts receivable	5	58	63
Accounts payable and accrued liabilities	(481)	(8)	(489)

Net financial assets (liabilities), March 31, 2016	$ 190	$ 51	$ 241

Cash	$ 70	$ 11	$ 81
Receivables	11	50	61
Accounts payable and accrued liabilities	(792)	(13)	(805)

Net financial assets (liabilities), December 31, 2015	$ (711)	$ 48	$ (663)

Based upon the above net exposure as at March 31, 2016 and assuming all other variables remain constant, a 10% (December 31, 2015 - 15%) depreciation or appreciation of the U.S. dollar relative to the Canadian dollar and Mexican peso could result in a decrease (increase) of approximately $24,100 (December 31, 2015 - $99,450) in the cumulative translation adjustment in the Company’s shareholders’ equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Canarc Resource Corp.	Page 19

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2016

(expressed in United States dollars)

(ii)	Interest rate risk:

In respect of financial assets, the Company's policy is to invest cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return. Fluctuations in interest rates impact on the value of cash equivalents. Interest rate risk is not significant to the Company as it has no cash equivalents at period-end and the promissory notes receivable and notes payable, if any, are stated at fixed interest rates.

(iii)	Other price risk:

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market and commodity prices.

The Company’s other price risk includes equity price risk, whereby the Company’s investment in marketable securities is subject to market price fluctuations. The Company held no marketable securities at March 31, 2016. The Company’s long-term investment in shares of Aztec does not have a quoted market price in an active market and is therefore measured at cost, net of any write-downs.

The Company has recognized a derivative liability pursuant to the share purchase agreement with Marlin which closed on October 30, 2015, whereby the Company shall pay 55 troy ounces of gold to Marlin on each of the first three anniversaries of the closing date of the agreement (or its U.S. dollar equivalent), for a total of 165 troy ounces of gold. The derivative liability fluctuates with the gold spot prices resulting in the recognition of gains and losses in profit or loss in which the Company has not hedged the payable gold troy ounces. Based upon the net exposure as at March 31, 2016 and assuming all other variables remain constant, a 20% depreciation or appreciation of the gold spot prices could result in a decrease/increase of approximately $40,000 (December 31, 2015 - $35,000) in the Company’s net losses.

1.15	Other MD&A Requirements

1.15.1	Other MD&A Requirements

Additional information relating to the Company are as follows:

(a)	may be found on SEDAR at www.sedar.com;

(b)	may be found in the Company’s annual information form; and

(c)	is also provided in the Company’s unaudited condensed consolidated interim financial statements for the three months ended March 31, 2016 and audited consolidated financial statements for the years ended December 31, 2015 and 2014.

1.15.2	Outstanding Share Data

The Company’s authorized share capital consists of unlimited number of common shares without par value.

Changes in the Company’s share capital for the three months ended March 31, 2016 are as follows:

Canarc Resource Corp.	Page 20

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2016

(expressed in United States dollars)

	Number of Shares	Amount
		(in $000s)

Balance at December 31, 2015	191,620,557	$ 64,537
Issued:
Private placement, net of share issue costs	22,699,596	1,438
Finders fee shares	311,111	26
Balance at March 31, 2016	214,631,264	$ 66,001

In March 2016, the Company closed a private placement in two tranches totalling 22.7 million units at a price of CAD$0.09 per unit for gross proceeds of CAD$2.04 million with each unit comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.12 per share for a period of three years. On March 3, 2016, the Company closed the first tranche for 17.7 million units for gross proceeds of CAD$1.59 million. On March 14, 2016, the Company closed the second tranche for 5 million units for gross proceeds of CAD$449,500 with a finder’s fee of 311,111 units issued with the same terms as the units in the private placement.

At May 12, 2016, there were 215,106,264 common shares issued and outstanding.

At March 31, 2016, the Company had outstanding stock options to purchase an aggregate 11,590,000 common shares as follows:

	March 31, 2016
		Weighted
		average
		exercise
	Number	price
	of Shares	(CAD$)

Outstanding balance, beginning of period	11,920,000	$0.08
Expired	(330,000)	$0.12
Outstanding balance, end of period	11,590,000	$0.08

Exercise price range (CAD$)	$0.05 - $0.145

At March 31, 2016, 11,590,000 stock options were outstanding of which 6,397,500 stock options were exercisable.

At May 12, 2016, stock options for 11,590,000 common shares remain outstanding of which 6,397,500 stock options are exercisable.

At March 31, 2016, the Company had outstanding warrants as follows:

Canarc Resource Corp.	Page 21

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2016

(expressed in United States dollars)

Exercise
Prices		Outstanding at				Outstanding at
(CAD$)	Expiry Dates	December 31, 2015	Issued	Exercised	Expired	March 31, 2016

$0.20	January 11, 2016 (1)	600,000	-	-	(600,000)	-

$0.20	January 18, 2016 (1)	1,000,000	-	-	(1,000,000)	-

$0.10	January 31, 2016	550,000	-	-	(550,000)	-

$0.10	July 31, 2017 (2)	8,450,000	-	-	-	8,450,000

$0.15	March 18, 2017	55,000	-	-	-	55,000

$0.15	September 18, 2018 (2)	5,254,055	-	-	-	5,254,055

$0.15	September 18, 2018 (2), (3)	661,718	-	-	-	661,718

$0.15	April 3, 2017	346,250	-	-	-	346,250

$0.15	October 3, 2018 (2)	4,153,750	-	-	-	4,153,750

$0.15	October 3, 2018 (2), (4)	60,725	-	-	-	60,725

$0.15	July 9, 2016	2,500,000	-	-	-	2,500,000

$0.08	September 21, 2018	5,749,443		-	-	5,749,443

$0.08	September 21, 2018 (5)	594,844		-	-	594,844

$0.08	October 30, 2018	833,333		-	-	833,333

$0.12	March 3, 2019	-	8,852,576	-	-	8,852,576

$0.12	March 14, 2019	-	2,497,222	-	-	2,497,222

$0.12	March 14, 2019 (6)	-	155,556	-	-	155,556

		30,809,118	11,505,354	-	(2,150,000)	40,164,472

(1)	The warrants are subject to an accelerated expiry whereby if after the four month plus one day hold period from the closing date of the private placement, the volume weighted average trading price as traded on the TSX equals or exceeds CAD$0.30 per share for a period of 10 consecutive trading days, the Company will have the right, within five business days, to accelerate the expiry date of the warrants by giving not fewer than 30 days written notice to the warrant holder whereby the warrants shall expire 30 days after such date of the notice.

(2)	On August 28, 2015, the Company extended the terms of the expiry periods of the warrants by 18 months.

(3)	As these warrants are agent’s warrants, a fair value of $43,120 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 120%, risk-free rate 1.17%, expected life 3 years, and expected dividend yield 0%. On August 28, 2015, the agent’s warrants were modified by the extension of the expiry term by 18 months resulting in a net fair value adjustment of $4,622 as applied to reserve for share-based payments with a corresponding debit to deficit using the Black-Scholes option pricing model with the following revised assumptions: volatility 146%, risk-free rate 0.46%, expected life 3 years, and expected dividend yield 0%.

Canarc Resource Corp.	Page 22

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2016

(expressed in United States dollars)

(4)	As these warrants are agent’s warrants, a fair value of $3,335 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 121%, risk-free rate 1.27%, expected life 3 years, and expected dividend yield 0%. On August 28, 2015, the agent’s warrants were modified by the extension of the expiry term by 18 months resulting in a net fair value adjustment of $386 as applied to reserve for share-based payments with a corresponding debit to deficit using the Black-Scholes option pricing model with the following revised assumptions: volatility 146%, risk-free rate 0.46%, expected life 3 years, and expected dividend yield 0%.

(5)	As these warrants are agent’s warrants, a fair value of $20,747 was recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 147%, risk-free rate 0.57%, expected life 3 years, and expected dividend yield 0%.

(6)	As these warrants are agent’s warrants, a fair value of $10,320 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 150%, risk-free rate 0.58%, expected life 3 years, and expected dividend yield 0%.

In April 2016, warrants for 475,000 shares were exercised for proceeds of CAD$38,000.

At May 12, 2016 warrants for 39,689,472 common shares remain outstanding.

1.16	Outlook

The Company will continue to depend upon equity financings to continue exploration work on and to advance its mineral property interests, and to meet its administrative overhead costs for the 2016 fiscal year. There are no assurances that capital requirements will be met by this means of financing as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors. The Company does not expect to realize any operating revenues from its properties in the foreseeable future.

1.17	Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry that may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance.

Exploration and Development Risks

There is no assurance given by the Company that its exploration and development programs and mineral property interests will result in the discovery, development or production of a commercially viable ore body.

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration and development activities will result in any discoveries of bodies of commercial ore. The economics of developing gold and other mineral properties are affected by many factors including capital and operating costs, variations of the grades and tonnages of ore mined, fluctuating mineral market prices, costs of mining and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Substantial expenditures are required to establish reserves through drilling and other work, to develop metallurgical processes to extract metal from ore, and to develop the mining and processing facilities and infrastructure at any site chosen for mining. No assurance can be given that funds required for development can be obtained on a timely basis. The marketability of any minerals acquired or discovered may be affected by numerous factors which are

Canarc Resource Corp.	Page 23

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2016

(expressed in United States dollars)

beyond the Company’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, the global marketing conditions for precious and base metals, the proximity and capacity of milling and smelting facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection. In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Company to apply for exploitation concessions. There can be no guarantee that such concessions will be granted.

Financing Risks

There is no assurance given by the Company that it will be able to secure the financing necessary to explore, develop and produce its mineral property interests.

The Company does not presently have sufficient financial resources or operating cash-flow to undertake by itself all of its planned exploration and development programs. The development of the Company’s mineral property interests may therefore depend on the Company’s joint venture partners and on the Company’s ability to obtain additional required financing. There is no assurance the Company will be successful in obtaining the required financing, the lack of which could result in the loss or substantial dilution of its interests (as existing or as proposed to be acquired) in its properties as disclosed herein. The Company’s ability to continue as a going concern is dependent on the ability of the Company to raise debt and equity capital financings, the attainment of profitable operations, external financings, and further share issuance to satisfy working capital and operating needs.

Estimates of Mineral Deposits

There is no assurance given by the Company that any estimates of mineral deposits herein will not change.

Although all figures with respect to the size and grade of mineralized deposits, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are historic estimates only and are not compliant with NI 43-101, except for the Company’s El Compas project which was the subject of a NI 43-101 report dated January 19, 2016 and New Polaris project which was the subject of a NI 43-101 report dated March 14, 2007, and no assurance can be given that any identified mineralized deposit will ever qualify as a commercially viable mineable ore body that can be legally and economically exploited. Estimates regarding mineralized deposits can also be affected by many factors such as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grades and tonnages of ore ultimately mined may differ from that indicated by drilling results and other work. There can be no assurance that gold recovered in small-scale laboratory tests will be duplicated in large-scale tests under on-site conditions. Material changes in mineralized tonnages, grades, dilution and stripping ratios or recovery rates may affect the economic viability of projects. The existence of mineralized deposits should not be interpreted as assurances of the future delineation of ore reserves or the profitability of future operations. The refractory nature of gold mineralization at New Polaris may adversely affect the economic recovery of gold from mining operations.

Mineral Prices

There is no assurance given by the Company that mineral prices will not change.

The mining industry is competitive and mineral prices fluctuate so that there is no assurance, even if commercial quantities of a mineral resource are discovered, that a profitable market will exist for the sale of same. Factors beyond the control of the Company may affect the marketability of any substances discovered. The prices of precious and base metals fluctuate on a daily basis, have experienced volatile and significant price movements over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates, central bank transactions, world supply for precious and base metals, international investments, monetary systems, and global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased production due to improved mining and production methods. The supply of and demand for gold are affected by various factors, including

Canarc Resource Corp.	Page 24

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2016

(expressed in United States dollars)

political events, economic conditions and production costs in major gold producing regions, and governmental policies with respect to gold holdings by a nation or its citizens. The exact effect of these factors cannot be accurately predicted, and the combination of these factors may result in the Company not receiving adequate returns on invested capital or the investments retaining their respective values. There is no assurance that the prices of gold and other precious and base metals will be such that the Company’s mineral property interests can be mined at a profit.

Title Matters

There is no assurance given by the Company that it owns legal title to certain of its mineral property interests.

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to any of the Company’s mining concessions may come under dispute. While the Company has diligently investigated title considerations to its mineral property interests, in certain circumstances, the Company has only relied upon representations of property partners and government agencies. There is no guarantee of title to any of the Company’s property interests. The properties may be subject to prior unregistered agreements or transfers, and title may be affected by unidentified and undetected defects. In British Columbia and elsewhere, native land claims or claims of aboriginal title may be asserted over areas in which the Company’s properties are located.

Conflicts of Interest

There is no assurance given by the Company that its directors and officers will not have conflicts of interest from time to time.

The Company’s directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. The interests of these companies may differ from time to time. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against any resolution involving any such conflict. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of the Province of British Columbia, Canada, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in any particular exploration or mining project at any given time, the directors will primarily consider the upside potential for the project to be accretive to shareholders, the degree of risk to which the Company may be exposed and its financial position at that time.

Uninsured Risks

There is no assurance given by the Company that it is adequately insured against all risks.

The Company may become subject to liability for cave-ins, pollution or other hazards against which it cannot insure or against which it has elected not to insure because of high premium costs or other reasons. The payment of such liabilities would reduce the funds available for exploration and mining activities.

Environmental and Other Regulatory Requirements

There is no assurance given by the Company that it has met all environmental or regulatory requirements.

The current or future operations of the Company, including exploration and development activities and commencement of production on its mineral property interests, require permits from various foreign, federal, state and local governmental

Canarc Resource Corp.	Page 25

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2016

(expressed in United States dollars)

authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that approvals and permits required in order for the Company to commence production on its various properties will be obtained. Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, are necessary prior to operation of the other properties in which the Company has interests and there can be no assurance that the Company will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. New laws or regulations or amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation of current laws, regulations or permits, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Reclamation

There is a risk that monies allotted for land reclamation may not be sufficient to cover all risks, due to changes in the nature of the waste rock or tailings and/or revisions to government regulations. Therefore additional funds, or reclamation bonds or other forms of financial assurance may be required over the tenure of the project to cover potential risks. These additional costs may have material adverse impact on the financial condition and results of the Company.

Foreign Countries and Regulatory Requirements

Certain of the Company’s properties are located in countries outside of Canada, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes may vary from country to country and are beyond the control of the Company and may adversely affect its business. Such changes have, in the past, included nationalization of foreign owned businesses and properties. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income and other taxes and duties, expropriation of property, environmental legislation and mine safety. These uncertainties may make it more difficult for the Company and its joint venture partners to obtain any required production financing for its mineral property interests.

Currency Fluctuation and Foreign Exchange Controls

The Company maintains a portion of its funds in U.S. dollar and Mexican peso denominated accounts. Certain of the Company’s property and related contracts may be denominated in U.S. dollars. The Company’s operations in countries other than Canada are normally carried out in the currency of that country and make the Company subject to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. In addition, the Company is or may become subject to foreign exchange restrictions which may severely limit or restrict its ability to repatriate capital or profits from its properties outside of Canada to Canada. Such restrictions have existed in the past in countries in which the Company holds property interests and future impositions of such restrictions could have a materially adverse effect on the Company’s future profitability or ability to pay dividends.

Canarc Resource Corp.	Page 26

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2016

(expressed in United States dollars)

Third Party Reliance

The Company’s rights to acquire interests in certain mineral properties have been granted by third parties who themselves hold only an option to acquire such properties. As a result, the Company may have no direct contractual relationship with the underlying property holder.

Volatility of Shares Could Cause Investor Loss

The market price of a publicly traded stock, especially a junior issuer like the Company, is affected by many variables in addition to those directly related to exploration successes or failures. Such factors include the general condition of the market for junior resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares on the TSX and NASD-OTC suggests that the Company’s shares will continue to be volatile. Therefore, investors could suffer significant losses if the Company’s shares are depressed or illiquid when an investor seeks liquidity and needs to sell the Company’s shares.

Possible Dilution to Current Shareholders based on Outstanding Options and Warrants

At March 31, 2016, the Company had 214,631,264 common shares and 11,590,000 outstanding share purchase options and 40,164,472 share purchase warrants outstanding. The resale of outstanding shares from the exercise of dilutive securities could have a depressing effect on the market for the Company’s shares. At March 31, 2016, securities that could be dilutive represented approximately 24.1% of the Company’s issued shares. Certain of these dilutive securities were exercisable at prices below the March 31, 2016 closing market price of CAD$0.12 for the Company’s shares, which accordingly could result in dilution to existing shareholders.

1.18	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures and internal controls over financial reporting using the framework and criteria established in Internal Control – Integrated Framework (COSO Framework) published by The Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on its evaluation, management has concluded that disclosure controls and procedures and internal controls over financial reporting were effective as at March 31, 2016, and provided a reasonable assurance of the reliability of the Company’s financial reporting and preparation of the unaudited condensed consolidated interim financial statements. Management of the Company recognizes that any controls and procedures can only provide reasonable assurance, and not absolute assurance, of achieving the desired control objectives, and management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

Internal Controls over Financial Reporting

The CEO and CFO of the Company are responsible for designing internal controls over financial reporting (“ICOFR”) or causing them to be designed under their supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

In common with many other smaller companies, the Company has insufficient resources to appropriately review increasingly complex areas of accounting within the accounting function such as those in relation to financial instruments and deferred income tax.

The Company shall engage the services of an external accounting firm to assist in applying complex areas of accounting as needed.

Canarc Resource Corp.	Page 27

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2016

(expressed in United States dollars)

Management concluded that the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2016 fairly present the Company’s financial position and its financial performance for the period then ended.

Changes in Internal Controls over Financial Reporting

Except as disclosed above, there were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date the CEO and CFO completed their evaluation.

Canarc Resource Corp.	Page 28